Filed by Cigna Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1933

Subject Company: Cigna Corporation
Commission File No. for Registration Statement on
Form S-4 filed by Anthem, Inc.: 333-207218

Thomas A. McCarthy, Executive Vice President and Chief Financial Officer of Cigna Corporation, made the following comments about the pending merger with Anthem, Inc. at the 2015 Credit Suisse Annual Health Care Conference:

THOMSON REUTERS STREETEVENTS
PRELIMINARY TRANSCRIPT
CI - Cigna Corp at Credit Suisse Healthcare Conference

EVENT DATE/TIME: NOVEMBER 11, 2015 / 3:00PM GMT

CORPORATE PARTICIPANTS

Tom McCarthy Cigna - EVP, CFO

CONFERENCE CALL PARTICIPANTS

Scott Fidel Credit Suisse - Analyst

PRESENTATION

Tom McCarthy - Cigna - EVP, CFO

As we look to the future, our combination with Anthem creates an exciting opportunity for two companies that have complementary capabilities and the ability to further accelerate delivery of the portal a personalized health solutions with more choice to the marketplace. The diversified businesses and complementary capabilities of the combined companies will drive improved medical cost through enriched networks and enhanced physician and customer engagement to create more value for customers and more growth for the combined Company.

For example, the combination of Cigna's strong physician engagement capabilities, with Anthem's strong Medicaid platform allows the new Company to create new and innovative solutions for the dual eligible population. Additionally, the ability to offer Cigna's broad array of specialty solutions to Anthem's broad base of medical customers creates enhanced values for those customers.

And further, customers and clients will benefit as well from the breadth and depth of our combined network choices with aligned incentives for consumers, employers and providers.

We remain confident that the deal will close after the DOJ's review is completed and it's the potential of both companies' organizations collaborating together that is truly exciting. We continue to target closing of the combination in the second half of 2016.

QUESTIONS  AND  ANSWERS

Scott Fidel - Credit Suisse - Analyst

We've got some time that we can do some Q&A in here. Tom, I'll kick it off with a question. A few months back when the deal was announced and I guess more recently you guys filed the S4 and had --

Tom McCarthy - Cigna - EVP, CFO

Yes.

Scott Fidel - Credit Suisse - Analyst

-- sort of a set of assumptions that you had developed for sort of some of the long-term outlook for the Company. So just interested at this point sort of how you view those initial forecasts and sort of any assumptions that have changed or any considerations to think about at this point.

Tom McCarthy - Cigna - EVP, CFO

Yes, so just stepping back, broadly the market environment that existed when we prepared those projections earlier in the year is pretty consistent with the current market environment we'd see. There's probably a small number of things I'd point out that are probably a little different.

First, the S4 projections include some assumptions on capital deployment. It's reflected through share repurchasing in the EPS numbers. Obviously, with the pending Anthem transaction, capital deployment for either significant M&A or share repurchase is less likely prior to the closing of the transaction.  So that'll be a difference versus the S4 projections.

Second, we are seeing a little more currency pressure than we might have expected when those projections were done earlier in the year, so there's probably an adjustment for that.

And then finally, as we commented, we would expect fewer individual and Part D customers and revenues than we might have been expecting back then.

But bottom line, we're pleased with the momentum we're carrying from 2015 into 2016. And we do expect to grow revenue earnings and EPS.

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IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS
NO OFFER OR SOLICITATION

This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The proposed transaction involving Cigna Corporation ("Cigna") and Anthem, Inc. ("Anthem") will be submitted to Cigna's shareholders and Anthem's shareholders for their consideration.  In connection with the proposed transaction, Anthem has filed with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form S-4, including Amendment No. 1 thereto, containing a preliminary joint proxy statement of Anthem and Cigna that also constitutes a preliminary prospectus of Anthem.  The registration statement was declared effective by the SEC on October 26, 2015.  Each of Anthem and Cigna commenced mailing a definitive joint proxy statement/prospectus to its shareholders on or about October 28, 2015.  This communication is not a substitute for the registration statement, definitive joint proxy statement/prospectus or any other document that Anthem and/or Cigna have filed or may file with the SEC in connection with the proposed transaction.  SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  The registration statement, the definitive joint proxy statement/prospectus and other relevant materials and any other documents filed or furnished by Cigna or Anthem with the SEC may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus from Cigna by going to its investor relations page on its corporate web site at www.cigna.com or by contacting Cigna's investor relations department at 215-761-4198 and from Anthem by going to its investor relations page on its corporate web site at www.antheminc.com or by contacting Anthem's investor relations department at 317-488-6181.
PARTICIPANTS IN THE SOLICITATION
Cigna, Anthem, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Cigna's directors and executive officers is set forth in its definitive proxy statement filed with the SEC on March 13, 2015 and information about Anthem's directors and executive officers is set forth in its definitive proxy statement filed with the SEC on April 1, 2015. These documents are available free of charge from the sources indicated above, and from Cigna by going to its investor relations page on its corporate web site at www.cigna.com or by contacting Cigna's investor relations department at 215-761-4198 and from Anthem by going to its investor relations page on its corporate web site at www.antheminc.com or by contacting Anthem's investor relations department at 317-488-6181. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction are included in the registration statement, the preliminary joint proxy statement/prospectus and other relevant materials Cigna and Anthem may file with the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication, and oral statements made with respect to information contained in this communication, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on Cigna's current expectations and projections about future trends, events and uncertainties. These statements are not historical facts. Forward-looking statements may include, among others, statements regarding the proposed merger between Cigna and Anthem; our beliefs relating to value creation as a result of a potential combination with Anthem; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Cigna's and Anthem's future beliefs, expectations, plans, intentions, financial condition or performance. You may identify forward-looking statements by the use of words such as "believe", "expect", "plan", "intend", "anticipate", "estimate", "predict", "potential", "may", "should", "will" or other words or expressions of similar meaning, although not all forward-looking statements contain such terms.

Forward-looking statements are subject to risks and uncertainties, both known and unknown, that could cause actual results to differ materially from those expressed or implied in forward-looking statements. Such risks and uncertainties include, but are not limited to the timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction; the possibility that Cigna shareholders or Anthem shareholders may not approve the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized or will not be realized within the expected time period; the risk that the businesses of Cigna and Anthem will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed merger does not close, including due to the failure to satisfy the closing conditions; the risk that financing for the proposed merger may not be available on favorable terms; our ability to achieve our financial, strategic and operational plans or initiatives; our ability to predict and manage medical costs and price effectively and develop and maintain good relationships with physicians, hospitals and other health care providers; our ability to identify potential strategic acquisitions or transactions and realize the expected benefits of such transactions; the substantial level of government regulation over our business and the potential effects of new laws or regulations, or changes in existing laws or regulations; the outcome of litigation, regulatory audits, investigations and actions and/or guaranty fund assessments; uncertainties surrounding participation in government-sponsored programs such as Medicare; the effectiveness and security of our information technology and other business systems; and unfavorable industry, economic or political conditions, as well as more specific risks and uncertainties.  Such other risks and uncertainties are discussed in our most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K available on the Investor Relations section of www.cigna.com or by contacting Cigna's investor relations department at 215-761-4198 as well as on Anthem's most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K available on the Investor Relations section of www.antheminc.com or by contacting Anthem's investor relations department at 317-488-6181. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made, are not guarantees of future performance or results, and are subject to risks, uncertainties and assumptions that are difficult to predict or quantify. Cigna undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.